SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934

CHARLOTTE RUSSE HOLDING, INC.

(Name of Subject Company)

CHARLOTTE RUSSE HOLDING, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

161048103

(CUSIP Number of Class of Securities)

John D. Goodman

Chief Executive Officer

4645 Morena Boulevard

San Diego, California 92117

(858) 587-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

Copy to:

Frederick T. Muto, Esq.

Jason L. Kent, Esq.

Cooley Godward Kronish LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

Leonard Chazen, Esq.

Stephen A. Infante, Esq.

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, New York 10018

(212) 841-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Charlotte Russe Holding, Inc. Agrees to be Acquired by Advent International

Corporation for $17.50 Per Share In Cash

SAN DIEGO, August 24, 2009 — Charlotte Russe Holding, Inc. (NASDAQ: CHIC), a leading mall-based specialty retailer for young women, announced today that it has entered into a definitive agreement to be acquired and taken private by investment funds managed by Advent International Corporation, a leading global private equity firm with significant expertise in the retail sector.

Under the terms of the merger agreement, an affiliate of Advent will commence a tender offer to purchase for cash all of the outstanding shares of Charlotte Russe common stock, and the associated preferred stock purchase rights, at a price of $17.50 per share, for a total value of approximately $380 million. The tender offer is expected to commence on or before August 31, 2009 and to expire on the 20th business day following and including the commencement date, unless extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission. Following completion of the tender offer, the parties will complete a second-step merger in which any remaining shares of Charlotte Russe will be converted into the right to receive the same price per share paid in the tender offer.

Jennifer Salopek, Chairman of Charlotte Russe, said, “After careful consideration of a full range of strategic alternatives, including an extensive, publicly announced sale process, we are pleased to have reached this agreement with Advent, which creates substantial value for our stockholders. This transaction represents a premium of 255% over Charlotte Russe’s closing share price on January 21, 2009, the day we announced we were exploring strategic alternatives, a premium of 169.6% over our closing share price on March 11, 2009, the day before we announced we were pursuing a sale process, and a premium of 26.9% over our closing share price on August 21, 2009, the last trading day before the merger agreement was signed. Advent’s desire to add Charlotte Russe to its portfolio underscores our solid business model, the talent of our people and the significant progress we have made in transforming Charlotte Russe into a top-tier specialty retailer.”

John Goodman, Chief Executive Officer of Charlotte Russe, said, “Over the last several quarters, we have worked diligently, increasing our focus on individual store performance metrics, better merchandising and implementing best retail practices to improve operational performance, profitability and shareholder returns. Advent brings in-depth sector knowledge of the rapidly changing retail landscape and an exceptional track record of supporting growth. I am confident that this partnership will create opportunities for our employees and positions us well for the future.”

David Mussafer, a Managing Partner at Advent, said, “We are excited to purchase Charlotte Russe and to work with former Old Navy president Jenny Ming, an Advent operating partner, to build on the foundation established by the management team.”

The Board of Directors of Charlotte Russe has unanimously approved the merger agreement and the transactions contemplated by the merger agreement, based upon, among other factors, the approval and recommendation of a Special Committee of the Board, and has resolved to recommend that Charlotte Russe stockholders tender their shares in connection with the tender offer contemplated by the merger agreement. The transactions are subject to customary closing conditions, but are not subject to any financing condition.

Cowen & Company, LLC is acting as financial advisor to Charlotte Russe and has delivered a fairness opinion to the Charlotte Russe Board and Special Committee. Peter J. Solomon Company, L.P. is acting as financial and strategic advisor to the Charlotte Russe Special Committee and has also delivered a fairness opinion to the Charlotte Russe Board and Special Committee. Cooley Godward Kronish LLP is legal counsel to Charlotte Russe, and Covington & Burling LLP is legal counsel to the Special Committee. Moelis & Co. is the M&A advisor to Advent International Corporation, and Weil, Gotshal & Manges LLP is legal counsel to Advent International Corporation.

About Charlotte Russe

Founded in 1975 and headquartered in San Diego, CA, Charlotte Russe is mall-based specialty retailer of fashionable, value-priced apparel and accessories targeting young women in their teens and twenties, through 501 stores in 45 states and Puerto Rico. In its fiscal year ending September 27, 2008, Charlotte Russe generated $823.3 million in gross annual revenue. For more about Charlotte Russe, please visit http://www.charlotterusse.com.

About Advent International Corporation

Founded in 1984, Advent International Corporation is one of the world’s leading global buyout firms, with offices in 15 countries on four continents. A driving force in international private equity for 25 years, Advent International Corporation has built an unparalleled global platform of over 140 investment professionals across Western and Central Europe, North America, Latin America and Asia. The firm focuses on international buyouts, strategic repositioning opportunities and growth buyouts in five core sectors, working actively with management teams to drive revenue growth and earnings improvements in portfolio companies. Since inception, Advent International Corporation has raised $24 billion in private equity capital and, through its buyout programs, has completed more than 250 transactions valued at approximately $45 billion in 35 countries.

Advent International Corporation has been investing in the retail sector for two decades and has funded over 25 retail businesses across a range of subsectors, including specialty retail, value retail, duty-free and food services. Its apparel retail investments have included lululemon athletica (NASDAQ: LULU), the premier athletic and yoga apparel specialty retailer; Gérard Darel, a leading French designer and retailer of women’s ready-to-wear clothing; Fat Face, the U.K.’s leading active lifestyle clothing retailer; Takko, a leading European fashion discounter; and New Look Group plc, the U.K. women’s value fashion retailer. More information about Advent International Corporation is available at www.adventinternational.com.

Important Information about the Tender Offer

The description contained in this press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The planned tender offer described in this press release has not commenced. At the time the planned tender offer is commenced, the Advent affiliates that entered into the Merger Agreement will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Charlotte Russe will file a solicitation/ recommendation statement on Schedule 14D-9, with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Charlotte Russe’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.

In addition to the offer to purchase, the related letter of transmittal and other tender offer documents, as well as the solicitation/recommendation statement, Charlotte Russe files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Charlotte Russe at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the public reference room. Charlotte Russe’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Except for the historical information contained herein, this press release contains forward-looking statements. Such statements include, but are not limited to, statements about Charlotte Russe’s beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words “may,” “could,” should,” “would,” “believe,” anticipate,” “estimate,” “expect,” “intend,” “plan,”

“target,” “goal,” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or from any results expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that a condition to the closing of the transaction will not be satisfied, other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period, general and regional economic conditions, industry trends, consumer demands and preferences, competition from other retailers and uncertainties generally associated with women’s apparel and accessory retailing. A description of these factors, as well as others that could affect the Company’s business, is set forth in the Company’s annual report on Form 10-K and quarterly reports on Form 10-Q, filed with the Securities and Exchange Commission. The Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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For more information, please contact:

Charlotte Russe Holding, Inc. Media Contact

Sard Verbinnen & Co

Stephanie Pillersdorf / Kara Findlay

212-687-8080

Charlotte Russe Holding, Inc. Investor Contact

The Consumer Group, LLC

Christine Greany

858-523-1732

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